November 16, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Isabel Rivera
Jeffrey Gabor

Re:	Casa Shares Assets, LLC
Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted October 23, 2023
CIK No. 0001988874

Ladies and Gentlemen:

We hereby submit the responses of Casa Shares Assets, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated November 13, 2023, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to the Draft Offering Statement on Form 1-A (the “Offering Statement”). Concurrently with the filing of this response letter, we have confidentially filed an second amendment to the draft Offering Statement (the “Confidential Offering Statement Amendment”), and the Confidential Offering Statement Amendment incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Amended Draft Offering Statement submitted October 23, 2023 Management, page 49

1.	We acknowledge your response to prior comment 2. Please clarify your disclosure regarding the business experience of Messrs. Beg and Francis over the last five years, in particular their positions and the names and principal businesses of any corporation or organization through which those positions were held. Refer to Item 10(c) of Part II of Form 1-A.

Response No. 1: We have revised and clarified our disclosure regarding the business experience of Messrs. Beg and Francis, as requested, in the Confidential Offering Statement Amendment.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (949) 383-0056 or Paul C. Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

By:	/s/ Mirza Beg
Mirza Beg
Chief Executive Officer

cc:	Lou Bevilacqua, Esq.
Paul C. Levites, Esq.